Exhibit 99.6

Virax Biolabs Group Limited Announces Pricing of

$6.75 Million Initial Public Offering

London, United Kingdom, July 20, 2022 (GLOBE NEWSWIRE) -- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative biotechnology company focused on the prevention, detection, and diagnosis of viral diseases, today announced the pricing of its firm commitment initial public offering of 1,350,000 ordinary shares at a public offering price of $5.00 per share, for total gross proceeds of $6.75 million, before deducting underwriting discounts, commissions, and other related expenses. The shares are scheduled to begin trading on the Nasdaq Capital Market tomorrow, July 21, 2022, under the ticker symbol “VRAX.” The offering is expected to close on or about July 25, 2022, subject to customary closing conditions.

Boustead Securities, LLC acted as the representative of the underwriters for the firm commitment offering.

The public offering and resale registration statement relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission on June 30, 2022. The offering of these securities was made only by means of a prospectus, forming a part of the registration statement. A copy of the final prospectus related to the offering may be obtained, when available, from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling +1 (949) 502-4408 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology group focused on the detection and diagnosis of viral diseases, with a particular interest in the field of immunology.

Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral threats. T-Cell testing is particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Cameron Shaw, Chief Operating Officer

Phone: +44 7954 488 982

Email: cs@viraxbiolabs.com

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com